15049242

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 068504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plexus Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21805 Field Parkway Suite 320
(No. and Street)

Deer Park	IL	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thad A. Jurczak (847) 307-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

1301 West 22nd Street, Suite 1100	Oak Brook	IL	60523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thad A. Jurczak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plexus Financial Services, LLC, as of February 10, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

OFFICIAL SEAL
CHRISTOPHER M DUCHARME
Notary Public - State of Illinois
My Commission Expires Aug 20, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLEXUS FINANCIAL SOLUTIONS, LLC
Deer Park, Illinois

Year Ended December 31, 2014
Together With Report of the Independent Registered Public Accounting Firm

PLEXUS FINANCIAL SOLUTIONS, LLC

TABLE OF CONTENTS

Year Ended December 31, 2014

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Plexus Financial Solutions, LLC
Deer Park, Illinois

We have audited the accompanying statement of financial condition of Plexus Financial Solutions, LLC as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plexus Financial Solutions, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 20, 2015

NEXIA INTERNATIONAL

An Independent member of Nexia International

Plexus Financial Solutions, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$ 269,100
Regulatory deposit – FINRA	1,797
Commissions receivable	91,332
Total Assets	$ 362,229

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 19,770
Member's Equity	342,459
Total Liabilities and Member's Equity	$ 362,229

The accompanying notes are an integral part of these financial statements

Plexus Financial Solutions, LLC

Statement of Income

Year Ended December 31, 2014

Revenue	
Commissions	$ 1,035,150
Interest	2,192
Total Revenue	1,037,342
Expenses	
Employee compensation and benefits	693,706
Commission expense	39,354
Regulatory fees and expenses	23,047
Other office expenses	222,888
Total Expenses	978,995
Net Operating Income	58,347
Other Income– Gain on settlement	120,000
Net Income	$ 178,347

The accompanying notes are an integral part of these financial statements

Plexus Financial Solutions, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2014

Member's Equity	
Balance, beginning of year	$ 164,112
Net income	178,347
Balance, end of year	$ 342,459

The accompanying notes are an integral part of these financial statements

Plexus Financial Solutions, LLC

Statement of Cash Flows

Year Ended December 31, 2014

Cash Flows from operating activities:	
Net income	$ 178,347
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	5,404
Prepaid expenses and other assets	9,747
Accounts payable and accrued expenses	(12,325)
Net cash provided by operating activities	181,173
Cash flows from financing activities:	
Repayment of long-term debt	(150,000)
Net increase in cash	31,173
Cash and cash equivalents at beginning of year	237,927
Cash and cash equivalents at end of year	$ 269,100

The accompanying notes are an integral part of these financial statements

PLEXUS FINANCIAL SOLUTIONS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Note 1 - Organization and Nature of Business

Plexus Financial Solutions, LLC (PFS, the Company) (formerly Plexus Financial Services, LLC) is a licensed introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and The Financial Industry Regulatory Authority (FINRA). PFS is wholly-owned by The Plexus Groupe, LLC (TPG), an independent national insurance brokerage firm, and obtained its license on December 3, 2010. PFS receives commissions for servicing retirement and group annuity plans primarily of new and existing TPG customers.

In August 2013 the Company entered into an advisory services agreement with Commonwealth Financial Network (CFN) one of the nation's largest privately-held independent full service broker dealers. The agreement was entered into by the Company to provide another potential level of available products and services for its existing clients.

In May 2014 the agreement was terminated. During 2014 CFN charged the Company $10,283 in fees.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

PFS uses the accrual method of accounting for financial reporting purposes.

Revenue Recognition

Commissions are recorded as earned at the end of each month based upon reports received from third-party administrators who calculate such commissions based upon a written agreement between PFS and the administrator.

There are some accounts in which a predetermined fixed fee is earned in lieu of commissions. Additionally, PFS may bill for various consulting and due diligence activities. Revenue for these transactions is recorded on a monthly basis as services are performed.

PFS also receives annual contingent commissions which are recorded upon receipt.

Commissions Receivable

Commissions receivable are carried at original invoice amount. No allowance for uncollectible accounts has been provided. In the opinion of management, based upon historical experience any needed allowance for potential uncollectible accounts would be immaterial to the financial statements.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash on deposit in demand accounts and money market funds as cash and cash equivalents.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

Cash on deposit with financial institutions totaled approximately $269,100 as of December 31, 2014. Cash deposits could potentially be subject to credit risk as the deposits are only insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits.

Approximately 11% of the commissions earned during the year ended December 31, 2014 was from one customer. Approximately 16% of the outstanding commissions receivable at December 31, 2014 was from one customer.

Income taxes

The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to TPG and their owners. Therefore, no provision for income taxes has been reflected in the accompanying financial statements. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

Note 3 – Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of certain fair value information about financial instruments. The following methods and assumptions were used to estimate the fair value of each significant class of financial instruments.

Cash and cash equivalents: Cash and cash equivalents are carried at cost, which approximates fair value.

Note 4 – Net Capital

As an introducing broker dealer, PFS is subject to the Securities and Exchange Commission's (SEC) regulations and operational policies which require PFS to maintain a minimum amount of net capital of $5,000 and a ratio of aggregate indebtedness (AI) to net capital not exceeding 15 to 1. The Company's allowed net capital as of December 31, 2014 was $249,330. The ratio of AI to net capital as of December 31, 2014 was .079 to 1.0.

Note 5 – Related Party Transactions

PFS shares office space and various office-related expenses including payroll with TPG and another party related by common ownership CEM Insurance Company (CEMIC) under an expense agreement approved by FINRA. Additionally, TPG may collect a commission fee on behalf of PFS. At the end of each month the two parties settle the balances due on a net basis. During 2014 expenses charged by TPG and CEMIC to PFS were $192,217.

Note 6 – Gain on Settlement

During September 2014, the former President of PFS resigned to take a similar position with a competitor. Previously, as part of the employment agreement between the two parties a non-compete agreement was signed. PFS filed suit against the former President for allegedly violating such agreement. The parties settled out of court with PFS receiving a one-time payment totaling $120,000. The payment was received in December 2014 and recorded as other income on the 2014 Statement of Income.

Note 7 - Subsequent Events

No significant events occurred subsequent to PFS's year end. Subsequent events have been evaluated through February 20, 2015, which is the date these financial statements were issued..

SUPPLEMENTAL INFORMATION

PLEXUS FINANCIAL SOLUTIONS, LLC
Computation of Net Capital Under Rule 15c3-3
December 31, 2014

The components of the net capital computation as of December 31, 2014 are as follows:

Total Member's Equity		$ 342,459
Deductions:		
Non allowable assets		
FINRA deposit	$ 1,797	
Commissions and fees receivable	91,332	93,129
Net Capital Before Haircuts		249,330
Total Haircut Charges		-
Net Capital		249,330
Less: Minimum Required Capital		5,000
Excess Net Capital		$ 244,330

Computation of Aggregate Indebtedness:

Total aggregate indebtedness	$ 19,770
Total net capital	$ 249,330
Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)	7.93

There are no material differences between the computation of net capital above and the calculation performed by PFS for regulatory filings.

See independent auditor's report regarding supplemental information

Schedule II

PLEXUS FINANCIAL SOLUTIONS, LLC
Computation for Determination of Reserve Requirement Under Rule 15c3-3 (exemption)
December 31, 2014

The Computation for Determination of Reserve Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 is not included therein as Plexus Financial Solutions, LLC claims exemption pursuant to section (k)(1) since it does not hold any customer funds or securities.

See independent auditor's report regarding supplemental information

PLEXUS FINANCIAL SOLUTIONS, LLC
Information for Possession or Control Requirements Under
Rule 15c3-3 (exemption)
December 31, 2014

Information relating to possession or control requirements pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 is not included therein as Plexus Financial Solutions, LLC claims exemption pursuant to section (k) (1) since it does not hold any customer securities or cash and did not maintain possession or control of any customer funds or securities in 2014.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Plexus Financial Solutions, LLC
Deer Park, Illinois

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Plexus Financial Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) Plexus Financial Solutions, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 20, 2015

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Managing Member
Plexus Financial Solutions, LLC
Deer Park, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Plexus Financial Solutions, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Plexus Financial Solutions, LLC compliance with those requirements. Plexus Financial Solutions, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, as follows:

   a. Compared the $122,192 aggregate total of deductions reported on page 2, section 2c of Form SIPC-7 for the year ended December 31, 2014, to Plexus Financial Solutions, LLC's supporting schedule, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $1,035,150 and $2,588, respectively of the Form SIPC-7, noting no differences.

b. Recalculated Plexus Financial Solutions, LLC's supporting schedule's arithmetical accuracy of the $122,192 aggregate deductions report on page 2, section 2c of Form SIPC-7, noting no differences.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
February 20, 2015

PLEXUS FINANCIAL SOLUTIONS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS
Year Ended December 31, 2014

Total Revenue	$ 1,157,342
Total Deductions	122,192
SIPC Net Operating Revenues	$ 1,035,150
General Assessment @ .0025	$ 2,588

Less Payment Made:

Date Paid	SIPC Collection Agent	Interest on Late Payments	Amount
7/24/2014	No agent identified	$ -	$ 170
1/22/15	No agent identified	$ -	$ 2,418